U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For July 24, 2020

Commission File Number: 000-55631

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

(Translation of registrant’s name into English)

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The Registrant is filing this Report on Form 6-K to report the results of the Registrant’s Extraordinary General Meeting held on July 24, 2020, and to provide copies of the Notice, Proxy Statement, Proxy Card, and Ballot for the Extraordinary General Meeting of Shareholders held on July 24, 2020.

EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Shareholders of Zhong Yuan Bio-Technology Holdings Limited (the "Registrant" and “Company”) was held at approximately 9:00 a.m., local time, on July 24, 2020, at the Company’s offices at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong, pursuant to written notice .

The Notice provided that the Extraordinary General Meeting would be held for the following purposes:

1.	Approve a share consolidation, or reverse stock split, of the Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-ten such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio; provided that in lieu of fractional shares one share shall be issued to any shareholder that would otherwise be entitled to receive a fractional share (“Reverse Stock Split Proposal”);

2.	Transact any other business as may properly come before the meeting.

Only Shareholders of record at the close of business on July 15, 2020, were entitled to Notice of and to vote at the Extraordinary General Meeting.

RESULTS OF THE EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS HELD ON JULY 24, 2020

An Extraordinary General Meeting of the Shareholders of the Company was held at approximately 9:00 a.m., local time, on July 24, 2020, at the Company’s offices at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong, pursuant to written notice.

Present in person or by proxy at the Extraordinary General Meeting were 162,984,540 shares, which represented 95% of the total issued and outstanding shares that received notice and were entitled to vote. All 162,984,540 shares present in person or by proxy were voted in favour of the Resolutions set forth below, and the following Resolutions were approved.

(1)	To approve a reverse stock split of the Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-ten such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio so that the 500,000,000 issued and unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be and are hereby consolidated into 50,000,000 ordinary shares of nominal or par value of US$0.001 each, and following such consolidation the authorized share capital of the Company shall be US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each.

(2)	In lieu of any fractional shares created thereby, to issue an additional whole share to any Shareholder otherwise entitled to a fractional share.

Exhibit Index:

Exhibit 99.1 —	Notice, Proxy Statement, Proxy Card, and Ballot for the Extraordinary General Meeting held on July 24, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhong Yuan Bio-Technology Holdings Limited

July 27, 2020	By:	/s/ CHANG Ting Ting Tina
CHANG Ting Ting Tina
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer